FIRST FARMERS AND MERCHANTS CORPORATION

November 10, 2010

VIA EDGAR

Mark Webb, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             First Farmers and Merchants Corporation

Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Quarterly Report on Form 10-Q for the quarter ended June 30, 2010

File No. 000-10972

Dear Mr. Webb:

Below is the response of First Farmers and Merchants Corporation (the “Corporation”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Corporation dated October 27, 2010 regarding the above-referenced Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.  The Staff’s comments are repeated and italicized below for convenience of reference followed in each case by the Corporation’s response.

Form 10-K for the fiscal year ended December 31, 2009

Item 5. Market for registrant’s Common Equity Related Stockholder Matters and Issuer Purchases of Equity Securities.

1.             Comment:  We note your disclosure that you repurchased 73,007 shares of your common stock in several “privately negotiated transactions” on page 72 of your Annual Report.  Please provide us with the information required by Item 703 of Regulation S-K in the format specified by Item 703(b) of Regulation S-K for any repurchases made in the final three months of 2009.  Refer to Instruction to paragraph (b)(1) of Item 703.

Response:

Because the Corporation did not repurchase any of its common stock in the fourth quarter of 2009, the information required by Item 703 of Regulation S-K was not required to be included in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009.  The Corporation repurchased an aggregate 73,007 shares of its common stock during the first nine months of 2009, and such repurchases were reported in each of the Corporation’s Quarterly Reports on Form 10-Q for the first, second and third quarters of 2009 in accordance with Item 703 of Regulation S-K.

Item 10.  Directors, Executive Officers and Corporate Governance.

Director Nominee Information table, pages 6-7

2.             Comment:  Please provide us with, and revise in future filings, a more comprehensive discussion of the background and business experience of your directors.  The information on your directors should be similar in format and detail to the disclosures you made regarding your executive officers on Page 9.

Response:

In response to the Staff’s comment, the following is a more comprehensive discussion of the background and business experience of the directors of the Corporation for which narrative biographies were not provided in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009.  The narrative biographies of Messrs. Edwards and Mounger can be found under the heading “Election of Directors” in the Corporation’s definitive proxy statement filed on March 31, 2010 (the “2010 Proxy Statement”), and the narrative biographies of Messrs. Pettus and Stevens can be found under the heading “Executive Officers” in the 2010 Proxy Statement.  The Corporation hereby undertakes to include similar disclosure in future Annual Reports on Form 10-K.

Kenneth A. Abercrombie, age 67, has been a director of both the Corporation and the Bank since 1988.  Mr. Abercrombie is a licensed funeral director and is presently associated with his son in a funeral home business.  Mr. Abercrombie served as President and CEO of Loretto Casket Company from 1983 when he purchased the company until he sold the company in 2001.  He continued to serve as plant manager for Loretto Casket Company until 2005.  Mr. Abercrombie is a member of the Southeastern Law Enforcement Training Seminar Board of Directors, Tennessee Funeral Directors Association, Alabama Funeral Directors Association and Friends of Lawrenceburg.  He is a past President and Member of the Tennessee Funeral Supply Sales Association and a past member of the Lawrence County Board of Education.  Mr. Abercrombie is a native of Lawrence County and a graduate of the University of North Alabama.  Mr. Abercrombie was nominated to be a member of the Board of Directors because of his business skills and extensive experience as a director of the Corporation.

James L. Bailey, Jr., age 68, has been a director of the both the Corporation and the Bank since 1982.  Mr. Bailey currently serves as Maury County Mayor.  Mr. Bailey owned Bailey Drugs from 1970 to 1995.  Mr. Bailey is a member of the South Central Tennessee Development District Board of Directors, Deputy Director of the Office of Emergency Management of Maury County, Maury Alliance Board of Directors and Maury Alliance Economic Development Committee.  He has been appointed by the Governor to the State of Tennessee Collateral Pool.  Mr. Bailey has been designated as a Certified Public Administrator by the University of Tennessee.  He is a graduate of both the Columbia

Military Academy and the University of Tennessee at Memphis College of Pharmacy.  Mr.Bailey was nominated to be a member of the Board of Directors because of his leadership skills as County Mayor and a business owner and his extensive experience as a director of the Corporation.

M. Darlene Baxter, age 63, has been a director of both the Corporation and the Bank since 2007.  Ms. Baxter is a native of Maury County, Tennessee and the retired Associate Administrator of Maury Regional Hospital.  She has served more than 20 years in the Maury Regional Health Care system. She was appointed head of the newly-created Maury Regional Hospital Foundation. She was instrumental in Maury Regional Hospital being the first employer in the county to provide childcare services and worked on the development of the hospital into a healthcare system. She is involved in the operations of the Lewis Ambulatory Care Center, Wayne Medical Center and Marshall Medical Center. She represented Maury Regional Hospital during General Motors’ transition to Spring Hill, at which time the hospital developed an agreement to provide on-site healthcare services to GM employees.  Ms. Baxter is a member of the Maury Alliance Board of Directors, American Red Cross Board, Columbia State Community College Foundation Board, Girl Scouts Leadership Board and the Kiwanis Club.  In 2006, she served on the Bank’s Maury County Advisory Board of Directors. She is also a member of Riverside United Methodist Church.  Ms. Baxter was nominated to be a member of the Board of Directors because of her leadership skills and years of business experience as an executive officer of a regional hospital.

H. Terry Cook, Jr., age 69, has been a director of both the Corporation and the Bank since 1982.  Mr. Cook currently is the President of Cook Properties, Inc. and Vice President of Collin Street Bakery, Corsicana, Texas.  Mr. Cook is a native of Maury County and graduated from Columbia Military Academy.  He received his Bachelor of Arts degree from Vanderbilt University and Real Estate degree from the University of Tennessee.  He qualified for the M.A.I. designation with the American Institute of Real Estate Appraisers in 1973.  He served as Vice President of Dr. Pepper Bottling Company, and a Real Estate Officer for Third National Bank.  Mr. Cook is a member of the Maury County Industrial Development Board, Maury Alliance Board of Directors and Collin Street Bakery Board of Directors.  Mr. Cook was nominated to be a member of the Board of Directors because of his management and leadership skills developed from running his own business for over 30 years, his knowledge of business and finance and his extensive experience as a director of the Corporation.

Thomas N. Gordon, age 58, has served as a director of both the Corporation and the Bank since 1986.  Mr. Gordon is actively involved in real estate investments.   His civic and community endeavors include Business and Industry Chairman of the March of Dimes Annual Roast, Director of King’s Daughters’ School, Zion Christian Academy and Zion

Presbyterian Church.  Mr. Gordon received his Doctorate of Jurisprudence from Vanderbilt University in 1976 and has practiced law in Columbia, Tennessee since that time.  Mr.Gordon was nominated to be a member of the Board of Directors because of his experience as an attorney and businessman and his extensive experience as a director of the Corporation.

Dr. O. Rebecca Hawkins, age 69, has served as a director of both the Corporation and the Bank since 1999.  She retired as President of Columbia State Community College in 2007.  Dr. Hawkins served as Vice President of Advancement and Planning at Prince George’s Community College, Largo, Maryland, before joining Columbia State Community College as President in 1996.  She is an executive board member of the Tennessee College Association, member of the American Association of Community Colleges and Academy of president and Commissioner for the Commission on Colleges of the Southern Association of Colleges and Schools.  Activities in civic and community endeavors include Maury Alliance, Kiwanis Club of Columbia and the administrative board of the First United Methodist Church.  Dr. Hawkins is a native of Bristol, Tennessee, and received her doctorate from the University of Maryland where she received the College of Education Distinguished Alumna Award in 1998.  Dr. Hawkins was nominated to be a member of the Board of Directors because of her leadership skills developed from her many years as an education administrator.

Dr. Joseph W. Remke, III, age 59, has served as a director of both the Corporation and the Bank since 1999.  Dr. Remke has been in private optometric since 1987.  Dr. Remke is a native of Lawrence County.  He received his Optometry degree from Southern College of Optometry.  He is a past president of the Tennessee Optometric Association and serves on their Board of Trustees.  Dr.  Remke has been honored as Tennessee Optometrist of the Year and is a fellow of the Tennessee Academy of Optometry.  He serves on the Board of the 21st Century Council, Columbia State Foundation Board, Sacred Heart School Endowment Fund Board of Directors and is a past president of the Lawrence County Chamber of Commerce.  Dr. Remke was nominated to be a member of the Board of Directors because of his experience as a business owner.

Matthew M. Scoggins, Jr., age 60, has served as a director of both the Corporation and the Bank since 2008.  Mr. Scoggins has served as the Chief Executive Officer of Tennessee Farmers Insurance Companies (“TFIC”) since January 2004.  He joined TFIC in 1978, and has served in numerous positions including agent, agency manager, regional manager, lobbyist, and chief operating officer for TFIC’s property & casualty division.  Mr. Scoggins is a Tennessee native who holds a Bachelor’s degree from the University of Tennessee and an M.B.A. from Belmont University.  Mr. Scoggins was nominated to be a member of the Board of Directors because of his leadership skills and his executive experience in the insurance industry.

W. Lacy Upchurch, age 63, has served as a director of both the Corporation and the Bank since 2007.  Mr. Upchurch is the seventh president of the Tennessee Farm Bureau Federation, the nation’s largest state Farm Bureau, and a full-time farmer. In addition to being one of Cumberland County’s major beef producers, Mr. Upchurch has served as Chairman of the Tennessee Pork Producers and on the Board of the Tennessee Cattlemen’s Association, the Governor’s Economic Development Board, various committees for the University of Tennessee and numerous Farm Bureau committees at the state level. In 2006, he served on the Bank’s Maury County Advisory Board.  A Fentress County native, Mr. Upchurch received his undergraduate and master’s degrees from the University of Tennessee.  Mr. Upchurch was nominated to be a member of the Board of Directors because of his leadership and business skills and his knowledge of the agriculture and insurance industry.

William R. Walter, age 68, has served as a director of both the Corporation and the Bank since 2002.  He served as the Administrator and CEO of Maury Regional Hospital from 1974 through 2004.  Prior to coming to Columbia, Mr. Walter completed his residency at Baptist Memorial Hospital, Memphis, and served as Administrative Assistant at Baptist Memorial Hospital and Assistant Administrator at Baroness Erlanger Hospital, Chattanooga.  His affiliations include:  Chairman of the Tennessee Hospital Association, Tennessee Not-for-Profit Association, Blue Cross/Blue Shield of Tennessee Board of Directors, Columbia State Foundation Board, President of Maury Alliance, and Kiwanis Club of Columbia.  Mr. Walter is a native of West Virginia, and received his Masters’ Degree in Hospital Administration from the University of Minnesota.  Mr. Walter was nominated to be a member of the Board of Directors because of his leadership skills and his experience as CEO of a regional hospital for over 20 years.

Dan C. Wheeler, age 67, has served as a director of both the Corporation and the Bank since 1993.  Mr. Wheeler is Director of the University of Tennessee Extension Center for Profitable Agriculture.  Prior to assuming the Directorship of the Center, he served for over seven years as Commissioner of the Tennessee Department of Agriculture after having completing a 30 year career with the Tennessee Farm Bureau Federation, including 20 years as the Chief Staff Officer.  He is a past member of the Board of Trustees of the University of Tennessee, the Tennessee Board of Regents and the Tennessee Economic Growth Board.  Mr. Wheeler holds a Bachelor of Science degree in agriculture from the University of Tennessee.  Mr. Wheeler was nominated to be a member of the Board of Directors because of his leadership in agricultural business and his experience as chair of the Bank’s Audit Committee.

Dr. David S. Williams, age 63, has served as a director of both the Corporation and the Bank since 2001.  Dr. Williams has been in private orthodontic dental practice in

Columbia since 1976.  He is a past president of the Saint Louis University Orthodontic Alumni Association, board member from Tennessee for the Southern Association of Ortho dentists.  Board of Directors and Orthodontic Consultant to the Tennessee Board of Dentistry.  He is a former board member for the Charles H. Tweed International Foundation for Education and Research and is past President of the Southern Association of Orthodontists.  Dr. Williams is a native of Saint Louis, Missouri, and received his Doctor of Dental Surgery degree from the University of Tennessee College of Dentistry and Masters of Science degree from Saint Louis University Graduate Orthodontic Department.  Dr. Williams was nominated to be a member of the Board of Directors because of his business and finance skills developed from owning a dental practice.

Item 11. Executive Compensation

Cash Bonus Plan, page 15

3.             Comment:  We note your disclosure that you have established measurable performance goals.  Please provide us with proposed revised disclosure that states the actual values that you assigned to varying target levels of performance in each of your five categories.

To the extent you believe that disclosure of these performance objectives is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure.  Refer to item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:

The Corporation hereby undertakes to include in future proxy statements and Annual Reports on Form 10-K disclosure substantially similar to the following, with such changes to the target levels and multipliers as the Compensation Committee shall have determined for the applicable period:

The cash bonus plan is used as a short-term incentive to drive achievement of annual Bank performance goals.  During 2009, the Compensation Committee established performance goals under the cash bonus plan.  The maximum performance goal multiplier under each performance goal was 20%.  The sum of the performance goal multipliers (which equals 100% if the maximum target level for each performance goal is achieved) was 44% for 2009.  Performance goal multipliers ranging from 4% to 20% were assigned to varying target levels for each performance goal as follows (dollars in millions):

	Performance Goal Multiplier Based on 2009 Target Levels					2009 Actual
Performance Goal	4%*	8%	12%	16%	20%	Performance
Return on assets	> 1.00%	> 1.05%	> 1.08%	> 1.10%	> 1.15%	0.90%
Delinquencies and non-accruals	< 1.90%	< 1.80%	< 1.70%	< 1.60%	< 1.50%	2.82%
Gross loan growth	> 1.00%	> 2.00%	> 3.00%	> 4.00%	> 5.00%	3.00%
Net deposit growth	> 1.00%	> 2.00%	> 3.00%	> 4.00%	> 5.00%	5.00%
Net income	> $8.00	> $8.30	> $8.60	> $8.90	> $9.10	$8.60

* If the minimum target level was not achieved for a performance goal, then 0% was allocated to that performance goal multiplier, except that failure to meet the minimum gross loan growth target level would have resulted in a performance goal multiplier of negative 3%.

The Compensation Committee also established maximum bonus percentages based on the position of each Named Executive Officer of the Bank in accordance with four different levels, which maximum bonus percentage was higher for positions with more responsibility:  Chief Executive Officer (70%); President (50%); Senior Executive (35%); and Chief Financial Officer (25%).   The sum of the performance goal multipliers (44% for 2009) was multiplied by the maximum bonus percentage resulting in the aggregate bonus multiplier.  The aggregate bonus multiplier was then multiplied by the base salary for each Named Executive Officer and the product was the Named Executive Officer’s bonus for 2009 as further described in the Corporations 2010 Proxy Statement.

4.             Comment:  We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

As noted in the 2010 Proxy Statement, management of the Corporation and the Compensation Committee of the Bank periodically evaluate the risks involved with all compensation programs and do not believe that any of the Bank’s compensation programs create risks that are reasonably likely to pose a material adverse effect on the Corporation.

The main components of the executive compensation program are base salary, cash bonus plan, employee benefits and perquisites.  Base salary represents a fixed labor cost and is designed to consider many factors including job responsibilities, the scope of the position, length of service with the Bank, individual performance and compensation for similar positions in the Bank’s peer group.  The Compensation Committee believes that the Bank’s performance-based cash bonus program creates incentives to create long-term shareholder value.  Rather than determining cash bonus awards based on a single metric, the Compensation Committee applies a structured, principled framework that considers a balanced set of financial performance metrics that collectively, in the judgment of the Compensation Committee, best indicate successful management.  The Bank generally uses the same performance metrics for its cash bonus programs for the Named Executive Officers, other executive officers and non-executive employees.  The Corporation presently has no equity-based compensation plans or arrangements.

In addition, under the Sarbanes-Oxley Act of 2002, if the Corporation is required to restate its financial results as a result of material noncompliance with financial reporting requirements under the securities laws as a result of misconduct, the chief executive officer and the chief financial officer must generally repay any bonus or other incentive-based compensation (including profits realized from the sale of Corporation common stock) received during the 12-month period following the filing of the erroneous financial results.

Because it is the Corporation’s view that compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Corporation, in accordance with Item 402(s) of Regulation S-K, the Corporation did not include any related disclosure in the 2010 Proxy Statement.

Item 13.  Certain Relationships and Related Transactions

5.             Comment:  We note your disclosure on page 27 that your loans to your insiders are on substantially the same terms as those with “other borrowers.”  Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) (“persons not related to the lender”) to Item 404(a) of Regulation S-K or amend with the required information.  In future filings, please use the correct language for the representation.

Response:

In response to the Staff’s comment, the Corporation confirms that it is able to provide the representation in Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.  In future Annual Reports on Form 10-K, the Corporation hereby undertakes to include the language required by Instruction 4(c)(ii) to Item 404(a) of Regulation S-K or to provide other required information if such representation cannot be given.

Form 10-Q for Quarterly Period Ended June 30, 2010

Notes to Consolidated Financial Statements, page 6

General

6.             Comment:  Please revise your future quarterly reports to provide the disclosures required by ASC 310-10-50-15 with respect to your impaired loans with and without an allocated allowance.  Please note that these disclosures are required in both interim and annual reports.

Response:

In response to the Staff’s comment, the Corporation included the disclosures required by ASC 310-10-50-15 in its Quarterly Report on Form 10-Q for the three months ended September 30, 2010, and the Corporation hereby undertakes to include similar disclosure in future Quarterly Reports on Form 10-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Condition — Loans, page 13

7.             Comment:  Considering the significance of your loan portfolio and the related loan losses to your operations and the related impact of current economic trends, please revise your future quarterly reports to include the information required by items III and IV of Industry Guide 3.

Response:

In response to the Staff’s comment, the Corporation included the information requested by items III and IV of Industry Guide 3 in its Quarterly Report on Form 10-Q for the three months ended September 30, 2010, and the Corporation hereby undertakes to include similar disclosure in future Quarterly Reports on Form 10-Q to the extent that the Corporation determines that such information is necessary to keep the disclosure in its Annual Report on Form 10-K from being misleading.

*     *     *

The Corporation acknowledges that: (i) the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or the Staff have any questions or comments regarding the Corporation’s response, please contact the Corporation’s General Counsel, Houston Parks, at (931) 380-8245 or the Corporation’s securities counsel, E. Marlee Mitchell, at (615) 850-8943.

Very truly yours,

First Farmers and Merchants Corporation

		By:	/s/ T. Randy Stevens
T. Randy Stevens
Chairman and Chief Executive Officer

cc:	N. Houston Parks, Esq.
E. Marlee Mitchell